

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Charles Jones
Managing Member and Chief Executive Officer
Opening Night Enterprises, LLC
80 W. Sierra Madre Blvd, Suite 141
Sierra Madre, CA 91024

> **Re: Opening Night Enterprises, LLC**
> **Post-Qualification Amendment No. 6 to**
> **Offering Statement on Form 1-A**
> **Filed January 11, 2020**
> **File No. 024-10712**

Dear Mr. Jones:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment Filed January 11, 2020

Exhibits

1. Please file your agreement with Kristin Chenoweth evidencing her agreement to serve in the capacities described in the offering circular. Refer to Item 17(6) of Part III of Form 1-A. If you have no written agreement with Ms. Chenoweth, please disclose this prominently and throughout your offering circular, and provide related risk factor disclosure. In this regard we note that she has not signed your LLC Operating Agreement or the offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ryan J. Lewis, Esq.